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NEWS RELEASE

MegaWest Provides Operations Update

Calgary, Alberta: May 12, 2010 – MegaWest Energy Corp., (the "Company" or "MegaWest"), **(OTCBB:MGWSF)** is very pleased to announce that its thirty day trailing average production rate has reached approximately 250 barrels of oil per day ("bopd"). During this 30-day period oil production rates have ranged from a low of 170 bopd to a recent high of 348 bopd. Oil production rates indicate that the steam drive process is performing as designed in each of the Company's two steam drive projects at Marmaton River ("Marmaton") and Grassy Creek ("Grassy") in the Deerfield area of western Missouri. Oil production is expected to continue to ramp up towards the combined design capacity of 1,000 bopd over the next few months. The Company's announcement on March 8, 2010 specified that MegaWest had reached a 7-day trailing average oil production rate of 250 bopd and subsequently, the Company encountered surface facility related production challenges due to hotter than expected produced fluids at both Marmaton and Grassy in Missouri.

At Marmaton, the Company has successfully addressed previously identified surface facility bottlenecks. Two new inlet heat exchangers and a production flash tank have been installed, on time and on budget, and are functioning as expected allowing increased oil production at higher temperatures. Higher production temperatures will encourage higher production rates. Over the past few weeks, several wells have shown significantly improved oil cuts, reinforcing confidence that production will continue to increase towards the 500 barrels per day design capacity of the Marmaton project.

On the Company's newest project at Grassy, with improved balancing of steam injection rates, the produced fluids are increasing in temperature at the oil production wells as per design. Observation well temperature data shows ideal vertical conformance of the developing steam chamber necessary for displacement of oil to the producing wells. Surface facilities are operating as designed, and production is expected to continue to increase toward the Grassy facility design capacity of 500 bopd.

MegaWest is selling its 18^0 API oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales. MegaWest purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas. As natural gas is the largest input cost for the Company's projects, the current ratio of oil to natural gas prices has a very positive impact on project economics.

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 61% operated working interest in 113,000 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, Montana and Texas. For further details on the Company and its prospects, please refer to the Company's website and the investor presentation contained therein.

FOR FURTHER INFORMATION PLEASE CONTACT:

R. William (Bill) Thornton, President & CEO
Telephone: 403.984.6342

Suite 800, 926 – 5th Avenue SW
Calgary, AB T2P 0N7

Kelly D. Kerr, Vice President Finance & CFO
Telephone: 403.984.6306

Email: investor.relations@megawestenergy.com
Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production performance. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, regulatory risks, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.